                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  November, 2004

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         NEUROCHEM INC.

November 4, 2004

                                    By:  /s/ David Skinner
                                         ---------------------------------------
                                         David Skinner
                                         Director, Legal Affairs,
                                         General Counsel and Corporate Secretary

                                                   NEUROCHEM INC.
                                                   275 Armand-Frappier Blvd.
[Logo - (Neurochem)]                               Laval, Quebec, Canada H7V 4A7
________________________________________________________________________________

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, Ph.D.                                        Tel: (450) 680-4572
Vice President, Corporate Communications                  lhebert@neurochem.com
                                                          ---------------------



                            NEUROCHEM REPORTS RESULTS
                        FOR THIRD QUARTER OF FISCAL 2004

     NEUROCHEM WILL HOST A CONFERENCE CALL THURSDAY, NOV. 4, AT 5:00 P.M. ET

MONTREAL, NOV. 4, 2004 - Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) today announced results for the third quarter of fiscal 2004, ended September 30. The Company reported a net loss of $13,775,000 ($0.45 per share) for the quarter, compared to $6,787,000 million ($0.28 per share) for the same period the previous year. The increase is largely due to research and development expenses which amounted to $7,760,000 this quarter compared to $3,840,000 for the same period last year as a result of accelerated patient recruitment for the North American Phase III clinical trial for Alzhemed(TM), Neurochem's investigational product candidate for the treatment of Alzheimer's Disease (AD).

At the end of the quarter, the Company reported cash, cash equivalents and marketable securities of $44,219,000, down from $49,574,000 on June 30, 2004.

"We are pleased with the progress at the Company," said Francesco Bellini, Ph.D., Neurochem's Chairman and CEO. "For Fibrillex(TM), our Phase II/III clinical program is on track to be completed by January 2005. For Alzhemed(TM), we have enrolled a large number of patients required for our North American Phase III clinical trial and we continue to see encouraging interim data from the on-going open-label Phase II clinical trial, particularly among mild Alzheimer's Disease patients whose conditions stabilize or even improve based on a number of memory and functional assessment scales," Dr. Bellini concluded.

ALZHEMED(TM)

Following the June 2004 launch of its 18-month double-blind, placebo-controlled, randomized Phase III clinical trial of Alzhemed(TM) for the treatment of AD in North America, Neurochem has 337 mild-to-moderate AD patients who have been screened to date. Of these, 163 patients are now randomized and are receiving study medication, either placebo or one of the two doses of Alzhemed(TM). The primary endpoints of this study include the evaluation of cognitive and functional abilities with the Alzheimer's Disease Assessment Scale, cognitive subpart (ADAS-cog) and Clinical Dementia Rating Scale-Sum of Boxes (CDR-SB).

 Neurochem also reported that its two-year on-going open-label Phase II extension study for Alzhemed(TM) continued to produce promising interim results in AD patients. During the third quarter, the 20-month data showed that the large majority of the mild AD patients responded well to treatment with Alzhemed(TM) and continued to stabilize or improve as measured by well validated cognitive and functional tests such as ADAS-cog, MMSE (Mini Mental State Exam) and CDR-SB.

FIBRILLEX(TM)

The Company is approaching the completion of its Phase II/III clinical trial of Fibrillex(TM), which is planned to end in January 2005. To date, 68 patients have completed the two-year study. Of these, 66 (97%) have enrolled in the open-label Phase II/III extension study that will run for two years.

This investigational product candidate was selected by the Cardio-Renal Drug Product Division of the US Food and Drug Administration (FDA) to be part of the Continuous Marketing Applications Pilot 2 program to further accelerate the development and eventual marketing of this product candidate.

CEREBRIL(TM)

For Cerebril(TM), Neurochem's investigational product candidate for the treatment of Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy (HS-CAA), the Company continues to work towards the preparation of the Phase IIb protocol in collaboration with the principal investigator and Clinical Advisory Board member for this product candidate, Steven M. Greenberg, M.D., Co-Director of the Neurology Clinical Unit of the Massachusetts General Hospital. The trial is expected to test the safety and efficacy of Cerebril(TM) for the prevention of recurrence of HS-CAA.

CONFERENCE CALL

Neurochem will host a conference call Thursday, Nov. 4, 2004, at 5:00 P.M. ET. The telephone number to access the conference call is 416 695-5252 or 1 877 461-2815. A replay of the call will be available until Nov. 11, 2004. The telephone number to access the replay of the call is 1 866 518-1010. Please mention that you are calling for the Dr. Bellini or Neurochem conference replay.

FINANCIAL RESULTS HIGHLIGHTS

The following information should be read in conjunction with the selected financial information contained herein.

RESULTS OF OPERATIONS

For the three-month period ended September 30, 2004, net loss amounted to $13,775,000 ($0.45 per share), compared to $6,787,000 ($0.28 per share) for the same period last year. For the nine-month period ended September 30, 2004, net loss amounted to $37,011,000 ($1.23 per share), compared to $15,866,000 ($0.55 per share) for the same period last year.

Research and development expenses, before research tax credits and grants, amounted to $7,760,000 for the current quarter, compared to $3,840,000 for the same period last year. The increase is mainly due to expenses incurred in relation to the Alzhemed(TM) Phase III clinical trials, which began during the quarter, the Fibrillex(TM) clinical trials and the hiring of additional employees primarily in the clinical development group. For the nine-month period ended September 30, 2004, research and development expenses amounted to $20,260,000, compared to $13,172,000 for the same period last year. The increase is attributable to expenses incurred to support the on-going Fibrillex(TM) Phase II/III clinical trials and open-label extension study, the on-going Alzhemed(TM) Phase II open-label extension study and Phase III clinical trials, as well as on-going drug discovery programs.

Research tax credits amounted to $301,000 this quarter ($922,000 for the nine-month period), compared to $315,000 for the comparable quarter last year ($1,302,000 for the nine-month period last year). Research tax credits represent tax credits earned under the Quebec Scientific Research and Experimental Development program.

Research grants and other amounted to $98,000 this quarter, compared to $101,000 for the same quarter last year. For the nine-month period ended September 30, 2004, these grants amounted to $327,000, compared to $846,000 for the same period last year. Research grants consist primarily of those grants received from the US Food and Drug Administration for the development of Fibrillex(TM) and from the Natural Sciences and Engineering Research Council (NSERC). During the nine-month period ended September 30, 2003, research grants also included contributions under the Technology Partnerships Canada (TPC) Program received by the Company for the development of Alzhemed(TM).

General and administrative expenses for the quarter totaled $4,913,000, compared to $3,018,000 for the same quarter last year. The increase is mainly due to the expansion of the corporate infrastructure necessary to support growth and the increase in overall activity levels at the Company, including the costs related to the facilities acquired during the second quarter. For the nine-month period ended September 30, 2004, these expenses amounted to $13,502,000 compared to $7,733,000 for the same period last year. For the nine-month period, the increase is attributable to the growth in the legal, administrative and marketing activities, as well as additional senior management positions. More specifically, the increase is due to higher legal fees incurred in relation to the Immtech litigation and other corporate matters, higher Directors' and Officers' insurance costs resulting from our US financing and NASDAQ listing and increased awareness, educational and medical conference activities related to AA Amyloidosis, Fibrillex(TM)'s target indication, and Alzheimer's Disease, Alzhemed(TM)'s target indication.

Special charges of $2,085,000 in the nine-month period ended September 30, 2004, were recorded in the second quarter and are related to the relocation to facilities acquired in May 2004. These charges include $896,000 of future lease payments due in connection with the former premises, net of estimated sublease income that could reasonably be obtained for those premises. It also includes the write-off of certain property and equipment, mainly leasehold improvements, in the amount of $1,189,000.

Depreciation and amortization for the current quarter increased to $587,000 ($1,454,000 for the nine-month period) from $323,000 for the comparable quarter last year ($964,000 for the nine-month period last year). The increase reflects the depreciation and amortization associated with the acquisition of additional property and equipment, including the facilities acquired in the second quarter, as well as increases in patent costs.

Interest income amounted to $247,000 ($822,000 for the nine-month period), compared to $127,000 for the comparable quarter last year ($445,000 for the nine-month period last year). The increase results from higher average cash balances in the current period compared to the same period last year.

Foreign exchange losses amounted to $392,000 for the current quarter, compared to $127,000 for the same quarter last year. For the nine-month period ended September 30, 2004, foreign exchange gains amounted to $1,699,000 compared to $2,000 for the same period last year.

Foreign exchange gains realized in 2004 are mainly attributable to the conversion of US dollars into Canadian dollars.

Acquisition of  property and equipment

In May 2004, the Company acquired facilities for $10,500,000 and incurred $421,000 of acquisition related expenses to relocate its operations. This acquisition was necessary to support the growth of the Company and to regroup corporate and scientific employees at the same location. Cash was used to finance the acquisition. In July 2004, the Company entered into a revolving decreasing term credit agreement in the amount of $10,500,000 to finance this acquisition. The credit agreement expires in June 2009.

Stock-based compensation

As of January 1, 2004, the Company implemented the new CICA accounting policy requiring the use of the fair value-based method for recording stock options. One of the transitional alternatives available to the Company was to retroactively apply the fair value-based method to all employee stock options granted on or after July 1, 2002, without restatement of prior periods. As a result of adopting this alternative, an amount of $2,162,000 was recorded as an adjustment to the opening deficit and additional paid-in capital at January 1, 2004. Furthermore, an expense in the amount of $666,000 was recorded during the quarter ($3,329,000 for the nine-month period). See notes 2 and 6 of the interim Consolidated Financial Statements.

Litigation

The Company continues to vigorously defend against the claims brought by Immtech International, Inc. in its legal proceedings filed on August 12, 2003, with the Federal District Court for the Southern District of New York, U.S.A. The Company is seeking to enforce its rights under the agreement with Immtech International, Inc. to have the dispute between the parties resolved by arbitration in accordance with the terms of that agreement. The proceedings are at the early stages and the outcome of this matter, or the likelihood and the amount of loss, if any, is not determinable. No provision for possible loss has been recorded by the Company in connection with this matter.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2004, the Company had cash, cash equivalents and marketable securities in the amount of $44,219,000 compared to $77,594,000 at December 31, 2003. The decrease is due to use of funds for operating and investing activities, (including the acquisition of facilities as previously discussed), net of proceeds received from the revolving decreasing term credit agreement and the issue of additional share capital pursuant to the exercise of employee stock options.

As at October 31, 2004, the Company had 30,320,336 common shares outstanding, 2,390,159 options granted under the employee stock option plan and 4,000,000 warrants in issue.

                                 NEUROCHEM INC.
                        SELECTED FINANCIAL HIGHLIGHTS(1)
                       ($'000 CDN, EXCEPT PER SHARE DATA)

                                                 THREE-MONTH PERIOD ENDED      NINE-MONTH PERIOD ENDED
                                                        SEPTEMBER 30                 SEPTEMBER 30
                                                 ------------------------      -----------------------
CONSOLIDATED STATEMENTS OF OPERATIONS                2004           2003          2004           2003
-------------------------------------                ----           ----          ----           ----
EXPENSES (INCOME):
  Research and development                          7,760          3,840         20,260         13,172
  Research tax credits & grants                      (399)          (416)        (1,249)        (2,148)
  General and administrative                        4,913          3,018         13,502          7,733
  Stock based compensation                            666             --          3,329             --
  Special charges                                      --             --          2,085             --
  Depreciation and amortization                       587            323          1,454            964
  Interest and bank charges                           103             22            151             76
                                                  -------         ------        -------        -------
                                                   13,630          6,787         39,532         19,797

  Interest income                                     247            127            822            445
  Foreign exchange gain / (loss)                     (392)          (127)         1,699              2
  Gain on disposal of intellectual property            --             --             --          3,484
                                                  -------         ------        -------        -------
  NET LOSS                                        (13,775)        (6,787)       (37,011)       (15,866)
                                                  =======         ======        =======        =======
  Loss per share:
        Basic                                       (0.45)         (0.28)         (1.23)         (0.68)
        Diluted                                     (0.45)         (0.28)         (1.23)         (0.68)
                                                  =======         ======        =======        =======

  Weighted average number of common
    shares outstanding:
        Basic                                  30,281,440     24,034,052     30,103,171     23,328,076
        Diluted                                34,045,804     28,300,178     34,350,786     27,054,582
                                               ==========     ==========     ==========     ==========



                                                                                    AT            AT
                                                                               SEPTEMBER 30   DECEMBER 31
CONSOLIDATED BALANCE SHEETS                                                        2004          2003
---------------------------                                                        ----          ----
Cash, cash equivalents and marketable securities                                  44,219        77,594
Other current assets                                                               4,977         4,503
Total current assets                                                              49,196        82,097
Long-term investment                                                               4,421         4,421
Capital assets                                                                    20,629         7,481
Long-term prepaid expenses and deposits                                            1,172           226
                                                                                  ------        ------
TOTAL ASSETS                                                                      75,418        94,225
                                                                                  ======        ======

Current liabilities                                                                9,978         6,244
Long term debt                                                                     9,625            --
Obligations under capital leases                                                      78           416
Long term accrued liabilities                                                        568            --
Shareholders' equity                                                              55,169        87,565
                                                                                  ------        ------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                        75,418        94,225
                                                                                  ======        ======

(1) Condensed from the Company's unaudited consolidated financial statements.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying oral products addresses critical unmet medical needs. Fibrillex(TM), designated as an orphan drug and as a Fast Track Product candidate, is also part of a Continuous Marketing Applications Pilot 2 program and is currently in a Phase II/III clinical trial for the treatment of Amyloid A Amyloidosis. Alzhemed(TM), for the treatment of Alzheimer's Disease, is in a Phase III clinical trial and Cerebril(TM), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase II clinical trial.

TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at: www.neurochem.com.


Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance on, if any, the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                        AND RESULTS OF OPERATIONS FOR THE
              THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004

The following information should be read in conjunction with the audited consolidated financial statements for the six-month period ended December 31, 2003. For discussion regarding related-party transactions, contractual obligations and commercial commitments, critical accounting policies, recent accounting pronouncements, and risks and uncertainties, refer to the Management's Discussion and Analysis of Financial Conditions and Results of Operations for the six- month period ended December 31, 2003. In 2003, the Company changed its fiscal year-end to December 31 from June 30. The comparative figures presented are for the three-month and nine-month periods ended September 30, 2003. All dollar figures are Canadian dollars, unless specified otherwise.

RESULTS OF OPERATIONS

For the three-month period ended September 30, 2004, net loss amounted to $13,775,000 ($0.45 per share), compared to $6,787,000 ($0.28 per share) for the same period last year. For the nine-month period ended September 30, 2004, net loss amounted to $37,011,000 ($1.23 per share), compared to $15,866,000 ($0.55 per share) for the same period last year.

Research and development expenses, before research tax credits and grants, amounted to $7,760,000 for the current quarter, compared to $3,840,000 for the same period last year. The increase is mainly due to expenses incurred in relation to the Alzhemed(TM) Phase III clinical trials, which began during the quarter, the Fibrillex(TM) clinical trials and the hiring of additional employees primarily in the clinical development group. For the nine-month period ended September 30, 2004, research and development expenses amounted to $20,260,000, compared to $13,172,000 for the same period last year. The increase is attributable to expenses incurred to support the on-going Fibrillex(TM) Phase II/III clinical trials and open-label extension study, the on-going Alzhemed(TM) Phase II open-label extension study and Phase III clinical trials, as well as on-going drug discovery programs.

Research tax credits amounted to $301,000 this quarter ($922,000 for the nine-month period), compared to $315,000 for the comparable quarter last year ($1,302,000 for the nine-month period last year). Research tax credits represent tax credits earned under the Quebec Scientific Research and Experimental Development program.

Research grants and other amounted to $98,000 this quarter, compared to $101,000 for the same quarter last year. For the nine-month period ended September 30, 2004, these grants amounted to $327,000, compared to $846,000 for the same period last year. Research grants consist primarily of those grants received from the US Food and Drug Administration for the development of Fibrillex(TM) and from the Natural Sciences and Engineering Research Council (NSERC). During the nine-month period ended September 30, 2003, research grants also included contributions under the Technology Partnerships Canada (TPC) Program received by the Company for the development of Alzhemed(TM).

General and administrative expenses for the quarter totaled $4,913,000, compared to $3,018,000 for the same quarter last year. The increase is mainly due to the expansion of the corporate infrastructure necessary to support growth and the increase in overall activity levels at the Company, including the costs related to the facilities acquired during the second quarter. For the nine-month period ended September 30, 2004, these expenses amounted to $13,502,000 compared to $7,733,000 for the same period last year. For the nine-month period, the increase is attributable to the growth in the legal, administrative and marketing activities, as well as additional senior management positions. More specifically, the increase is due to higher legal fees incurred in relation to the Immtech litigation and other corporate matters, higher Directors' and Officers' insurance costs resulting from our US financing and NASDAQ listing and increased awareness, educational and medical conference activities related to AA Amyloidosis, Fibrillex(TM)'s target indication, and Alzheimer's Disease, Alzhemed(TM)'s target indication.

Special charges of $2,085,000 in the nine-month period ended September 30, 2004, were recorded in the second quarter and are related to the relocation to facilities acquired in May 2004. These charges include $896,000 of future lease payments due in connection with the former premises, net of estimated sublease income that could reasonably be obtained for those premises. It also includes the write-off of certain property and equipment, mainly leasehold improvements, in the amount of $1,189,000.

Depreciation and amortization for the current quarter increased to $587,000 ($1,454,000 for the nine-month period) from $323,000 for the comparable quarter last year ($964,000 for the nine-month period last year). The increase reflects the depreciation and amortization associated with the acquisition of additional property and equipment, including the facilities acquired in the second quarter, as well as increases in patent costs.

Interest income amounted to $247,000 ($822,000 for the nine-month period), compared to $127,000 for the comparable quarter last year ($445,000 for the nine-month period last year). The increase results from higher average cash balances in the current period compared to the same period last year.

Foreign exchange losses amounted to $392,000 for the current quarter, compared to $127,000 for the same quarter last year. For the nine-month period ended September 30, 2004, foreign exchange gains amounted to $1,699,000 compared to $2,000 for the same period last year. Foreign exchange gains realized in 2004 are mainly attributable to the conversion of US dollars into Canadian dollars.

Acquisition of property and equipment

In May 2004, the Company acquired facilities for $10,500,000 and incurred $421,000 of acquisition related expenses to relocate its operations. This acquisition was necessary to support the growth of the Company and to regroup corporate and scientific employees at the same location. Cash was used to finance the acquisition. In July 2004, the Company entered into a revolving decreasing term credit agreement in the amount of $10,500,000 to finance this acquisition. The credit agreement expires in June 2009.

Stock-based compensation

As of January 1, 2004, the Company implemented the new CICA accounting policy requiring the use of the fair value-based method for recording stock options. One of the transitional alternatives available to the Company was to retroactively apply the fair value-based method to all employee stock options granted on or after July 1, 2002, without restatement of prior periods. As a result of adopting this alternative, an amount of $2,162,000 was recorded as an adjustment to the opening deficit and additional paid-in capital at January 1, 2004. Furthermore, an expense in the amount of $666,000 was recorded during the quarter ($3,329,000 for the nine-month period). See notes 2 and 6 of the interim Consolidated Financial Statements.

Litigation

The Company continues to vigorously defend against the claims brought by Immtech International, Inc. in its legal proceedings filed on August 12, 2003, with the Federal District Court for the Southern District of New York, U.S.A. The Company is seeking to enforce its rights under the agreement with Immtech International, Inc. to have the dispute between the parties resolved by arbitration in accordance with the terms of that agreement. The proceedings are at the early stages and the outcome of this matter, or the likelihood and the amount of loss, if any, is not determinable. No provision for possible loss has been recorded by the Company in connection with this matter.

QUARTERLY RESULTS (UNAUDITED)
(In thousands of Canadian dollars, except per share data)



                                                                                 NET LOSS
                                                                                PER SHARE
                                                                                BASIC AND
QUARTER                                            REVENUE         NET LOSS      DILUTED
-------                                            -------         -------      ---------
Year ended December 31, 2004
First                                                 --           $ (9,164)    $  (0.31)
Second                                                --           $(14,072)    $  (0.47)
Third                                                 --           $(13,775)    $  (0.45)

Six-month period ended December 31, 2003
First                                                 --           $ (6,787)    $  (0.28)
Second                                                --           $ (9,986)    $  (0.34)

Year ended June 30, 2003
First                                                 --           $ (3,962)    $  (0.20)
Second                                                --           $ (6,577)    $  (0.31)
Third                                                 --           $ (5,609)    $  (0.25)
Fourth                                                --           $ (3,470)    $  (0.15)


LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2004, the Company had cash, cash equivalents and marketable securities in the amount of $44,219,000 compared to $77,594,000 at December 31, 2003. The decrease is due to use of funds for operating and investing activities, (including the acquisition of facilities as previously discussed), net of proceeds received from the revolving decreasing term credit agreement and the issue of additional share capital pursuant to the exercise of employee stock options.

As at October 31, 2004, the Company had 30,320,336 common shares outstanding, 2,390,159 options granted under the employee stock option plan and 4,000,000 warrants in issue.

kpmg

                       Consolidated Financial Statements of
                       (Unaudited)

                       NEUROCHEM INC.

                       Periods ended September 30, 2004 and 2003

NEUROCHEM INC.
Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 2004 and 2003
(in thousands of Canadian dollars)




FINANCIAL STATEMENTS

   Consolidated Balance Sheets ..........................................  1

   Consolidated Statements of Operations ................................  2

   Consolidated Statements of Deficit ...................................  3

   Consolidated Statements of Cash Flows ................................  4

   Notes to Consolidated Financial Statements ...........................  5

NEUROCHEM INC.
Consolidated Balance Sheets
(Unaudited)

September 30, 2004 and December 31, 2003
(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)
________________________________________________________________________________

                                                    September 30,   September 30,   December 31,
                                                             2004            2004           2003
                                                    -------------   -------------   ------------
                                                           (US$ -          (Cdn$)         (Cdn$)
                                                           note 1)                     (Audited)

Assets

Current assets:
      Cash and cash equivalents                         $  20,043       $  25,333       $  14,869
      Marketable securities                                14,943          18,886          62,725
      Sales taxes and other receivables                       399             504             721
      Research tax credits receivable                         640             809           2,111
      Prepaid expenses and deposits                         2,899           3,664           1,671
                                                        ---------       ---------       ---------
                                                           38,924          49,196          82,097

Long-term prepaid expenses and deposits                       927           1,172             226

Long-term investment                                        3,498           4,421           4,421

Property and equipment (note 3)                            13,220          16,709           4,539

Patent costs                                                3,102           3,920           2,942
                                                        ---------       ---------       ---------
                                                        $  59,671       $  75,418       $  94,225
                                                        =========       =========       =========

Liabilities and Shareholders' Equity

Current liabilities:
      Accounts payable                                  $   2,929       $   3,702       $   2,070
      Accrued liabilities                                   4,082           5,159           3,749
      Current portion of obligations under capital
         leases                                               354             448             425
      Current portion of long-term debt (note 4) .            529             669            --
                                                        ---------       ---------       ---------
                                                            7,894           9,978           6,244

Long-term debt (note 4)                                     7,616           9,625            --

Obligations under capital leases                               62              78             416

Long-term accrued liabilities (note 7)                        449             568            --
                                                        ---------       ---------       ---------
                                                           16,021          20,249           6,660
                                                        ---------       ---------       ---------

Shareholders' equity:
      Share capital (note 5)                              138,870         175,518         173,930
      Additional paid-in capital (notes 2 and 6) .          4,106           5,189            --
      Deficit                                             (99,326)       (125,538)        (86,365)
                                                        ---------       ---------       ---------
                                                           43,650          55,169          87,565
                                                        ---------       ---------       ---------
                                                        $  59,671       $  75,418       $  94,225
                                                        =========       =========       =========

See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.
Consolidated Statements of Operations
(Unaudited)

Periods ended September 30, 2004 and 2003
(in thousands of Canadian dollars, except per share data)
(in accordance with Canadian GAAP)
________________________________________________________________________________

                                                       Three months ended                            Nine months ended
                                                          September 30,                                 September 30,
                                              ------------------------------------        ------------------------------------
                                               2004           2004           2003          2004           2004           2003
                                               ----           ----           ----          ----           ----           ----
                                             (US$ -          (Cdn$)         (Cdn$)        (US$ -         (Cdn$)         (Cdn$)
                                            note 1)                                       note 1)
Expenses (income):
      Research and development         $      6,140   $      7,760   $      3,840   $     16,030   $     20,260   $     13,172
      Research tax credits                     (238)          (301)          (315)          (729)          (922)        (1,302)
      Research grants and other                 (78)           (98)          (101)          (259)          (327)          (846)
                                       ------------   ------------   ------------   ------------   ------------   ------------
                                              5,824          7,361          3,424         15,042         19,011         11,024
      General and administrative              3,887          4,913          3,018         10,683         13,502          7,733
      Stock-based compensation
         (note 6)                               527            666            --           2,634          3,329           --
      Special charges (note 7)                  --             --             --           1,650          2,085           --
      Depreciation of property and
         equipment                              415            525            280          1,016          1,284            826
      Amortization of patent costs               49             62             43            134            170            138
      Interest and bank charges                  82            103             22            119            151             76
                                       ------------   ------------   ------------   ------------   ------------   ------------
                                             10,784         13,630          6,787         31,278         39,532         19,797
                                       ------------   ------------   ------------   ------------   ------------   ------------
Investment and other:
      Interest income                           195            247            127            650            822            445
      Foreign exchange gain (loss)             (310)          (392)          (127)         1,344          1,699              2
      Gain on disposal of
         intellectual property                  --             --             --             --             --           3,484
                                       ------------   ------------   ------------   ------------   ------------   ------------
                                               (115)          (145)           --           1,994          2,521          3,931
                                       ------------   ------------   ------------   ------------   ------------   ------------
Net loss                               $    (10,899)  $    (13,775)  $     (6,787)  $    (29,284)  $    (37,011)  $    (15,866)
                                       ============   ============   ============   ============   ============   ============
Loss per share:
      Basic                            $      (0.36)  $      (0.45)  $      (0.28)  $      (0.97)  $      (1.23)  $      (0.68)
      Diluted                                 (0.36)         (0.45)         (0.28)         (0.97)         (1.23)         (0.68)
                                       ============   ============   ============   ============   ============   ============
Weighted average number
   of shares outstanding:

      Basic                              30,281,440     30,281,440     24,034,052     30,103,171     30,103,171     23,328,076
      Effect of dilutive options
         and warrants                     3,764,364      3,764,364      4,266,126      4,247,615      4,247,615      3,726,506
                                       ------------   ------------   ------------   ------------   ------------   ------------
      Diluted                            34,045,804     34,045,804     28,300,178     34,350,786     34,350,786     27,054,582
                                       ============   ============   ============   ============   ============   ============


See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.
Consolidated Statements of Deficit
(Unaudited)

Periods ended September 30, 2004 and 2003
(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)
________________________________________________________________________________

                                             Three months ended                        Nine months ended
                                                September 30,                             September 30,
                                    ------------------------------------     ------------------------------------
                                         2004         2004         2003        2004         2004         2003
                                         ----         ----         ----        ----         ----         ----
                                        (US$ -        (Cdn$)      (Cdn$)      (US$ -       (Cdn$)       (Cdn$)
                                        note 1)                               note 1)
Deficit, beginning of period:
      As previously reported          $ (88,427)   $(111,763)   $ (62,779)   $ (68,332)   $ (86,365)   $ (53,566)
      Adjustment to reflect change
         in accounting for employee
         stock options (note 2)            --           --           --         (1,710)      (2,162)        --
                                      ---------    ---------    ---------    ---------    ---------    ---------
Deficit, beginning of period,
   as restated                          (88,427)    (111,763)     (62,779)     (70,042)     (88,527)     (53,566)

Net loss                                (10,899)     (13,775)      (6,787)     (29,284)     (37,011)     (15,866)

Share issue costs                          --           --         (6,813)        --           --         (6,947)
                                      ---------    ---------    ---------    ---------    ---------    ---------
Deficit, end of period                $ (99,326)   $(125,538)   $ (76,379)   $ (99,326)   $(125,538)   $ (76,379)
                                      =========    =========    =========    =========    =========    =========


See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.
Consolidated Statements of Cash Flows
(Unaudited)

Periods ended September 30, 2004 and 2003
(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)
________________________________________________________________________________

                                                      Three months ended                   Nine months ended
                                                         September 30,                       September 30,
                                                -------------------------------   ---------------------------------
                                                  2004        2004        2003       2004        2004         2003
                                                ------       ------      ------      -----      ------       ------
                                                (US$ -       (Cdn$)      (Cdn$)      (US$)      (Cdn$)       (Cdn$)
                                                note 1)
Cash flows from operating activities:
      Net loss                                $(10,899)   $(13,775)   $ (6,787)   $(29,284)   $(37,011)   $(15,866)
      Adjustments for:
            Depreciation and amortization          464         587         323       1,150       1,454         964
            Stock-based compensation               527         666          --       2,634       3,329          --
            Write-off of leasehold
               improvements and other
               property and equipment               --          --          --         941       1,189          --
            Provision for lease exit
               obligations                          --          --          --         709         896          --
            Gain on disposal of
               intellectual property                --          --          --          --          --      (3,484)
      Changes in operating assets
         and liabilities:
            Sales taxes and other
               receivables                        (241)       (305)        867         172         217          77
            Research tax credits receivable        366         463        (315)      1,030       1,302        (348)
            Prepaid expenses and deposits          (88)       (110)         92      (1,577)     (1,993)       (604)
            Long-term prepaid expenses and
               deposits                           (551)       (697)         --        (748)       (946)         --
            Accounts payable and
               accrued liabilities                 (28)        (36)      1,542       1,734       2,191       1,999
                                              --------    --------    --------    --------    --------    --------
                                               (10,450)    (13,207)     (4,278)    (23,239)    (29,372)    (17,262)
                                              --------    --------    --------    --------    --------    --------
Cash flows from financing activities:

      Proceeds from issue of common shares           3           4      85,444       1,017       1,286      95,258
      Share issue costs                             --          --      (6,813)         --          --      (6,947)
      Repayment of obligations
         under capital leases                      (84)       (106)       (100)       (250)       (315)       (359)
      Proceeds from long-term debt               8,283      10,469          --       8,283      10,469          --
      Repayment of long-term debt                 (138)       (175)         --        (138)       (175)         --
                                              --------    --------    --------    --------    --------    --------
                                                 8,064      10,192      78,531       8,912      11,265      87,952
                                              --------    --------    --------    --------    --------    --------
Cash flows from investing activities:

      Additions to property and equipment       (1,544)     (1,952)       (349)    (11,241)    (14,208)       (793)
      Additions to patent costs                   (320)       (404)       (395)       (859)     (1,086)       (933)
      Long-term investment                          --          --          --          --          --        (591)
      Maturity (purchase) of marketable
         securities                            (14,943)    (18,886)     (8,248)     34,685      43,839     (18,132)
      Proceeds from disposal of property
         and equipment                              13          16          --          21          26          --
                                              --------    --------    --------    --------    --------    --------
                                               (16,794)    (21,226)     (8,992)     22,606      28,571     (20,449)
                                              --------    --------    --------    --------    --------    --------
Net increase (decrease) in cash
    and cash equivalents                       (19,180)    (24,241)     65,261       8,279      10,464      50,241

Cash and cash equivalents,
   beginning of period                          39,223      49,574       6,450      11,764      14,869      21,470
                                              --------    --------    --------    --------    --------    --------
Cash and cash equivalents,
    end of period                             $ 20,043    $ 25,333    $ 71,711    $ 20,043    $ 25,333    $ 71,711
                                              --------    --------    --------    --------    --------    --------

Cash and cash equivalents are comprised of:

      Cash balances with banks                $    272    $    344    $  1,660    $    272    $    344    $  1,660
      Short-term investments                    19,771      24,989      70,051      19,771      24,989      70,051
                                              --------    --------    --------    --------    --------    --------
                                              $ 20,043    $ 25,333    $ 71,711    $ 20,043    $ 25,333    $ 71,711
                                              ========    ========    ========    ========    ========    ========

Supplemental cash flow information (note 10)
________________________________________________________________________________

See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.

Notes to Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 2004 and 2003
(Amounts in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------


1.      BASIS OF PRESENTATION:

        These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited consolidated balance sheet as at September 30, 2004 and the unaudited consolidated statements of operations and deficit and cash flows for the periods ended September 30, 2004 and 2003 reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the results of the interim periods presented. The results of operations for any quarter are not necessarily indicative of the results for the full year. The interim financial statements follow the same accounting policies and methods of their application as described in note 2 of the annual financial statements for the year ended December 31, 2003, except for the change in accounting policy disclosed in note 2 below. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual financial statements as at and for the year ended December 31, 2003. In 2003, the Company changed its fiscal year-end to December 31 from June 30.

        Translation of convenience:

        The Company's functional currency is the Canadian dollar. As a convenience to certain users, the Company has also presented the interim consolidated financial statements in US dollars using the convenience translation method whereby all Canadian dollar amounts were converted into US dollars at the noon exchange rate quoted by the Bank of Canada at September 30, 2004, which was $0.7912 US dollar per Canadian dollar. The information in US dollars is presented only for the convenience of some readers and, thus, has limited usefulness. This translation should not be viewed as a representation that such Canadian dollar amounts actually represent such US dollar amounts or could be or would have been converted into US dollars at the rate indicated.

2.      CHANGE IN ACCOUNTING POLICY:

        Stock-based compensation:

        Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by the Canadian Institute of Chartered Accountants ("CICA") to stock-based payments to non-employees, employee awards that were direct awards of stock or called for settlement in cash or other assets, and to employee stock appreciation rights; the Company applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock was credited to share capital and no compensation expense was recognized.

NEUROCHEM INC.

(Unaudited)

Periods ended September 30, 2004 and 2003
(Amounts in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------


2.      CHANGE IN ACCOUNTING POLICY (CONTINUED):

        Stock-based compensation (continued):

        The CICA has amended CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after July 1, 2002 without restatement of prior periods. The cumulative effect of the change in accounting policy of $2,162 has been recorded as an increase in the opening deficit and additional paid-in capital at January 1, 2004.

3.      PROPERTY AND EQUIPMENT:

        In the second quarter of 2004, the Company entered into an agreement to purchase property and equipment for a total cash consideration of $10,500, plus $421 of acquisition-related costs. Assets acquired consisted of land in the amount of $1,601, buildings including acquisition costs in the amount of $9,229 and equipment of $91. As part of the purchase, the Company acquired a previously negotiated in-place operating lease that had a nominal value. The tenant is a company in which a shareholder has a share interest. This lease expires in April 2005.

        All of the operations of the Company were moved into newly-acquired premises on May 8, 2004. See notes 4 and 7.

        Costs associated with lease exit activities:

        Costs associated with lease obligations for leased premises that are no longer being used by the Company are recognized and measured at fair value as of the cease-use date. The face value of the liability at the cease-use date is determined based on the remaining lease rentals, reduced by estimated sublease rentals that could reasonably be obtained for the property, measured using the credit-adjusted risk-free rate.

        Depreciation of buildings:

        The buildings are being depreciated using the straight-line method over a period of 20 years.

NEUROCHEM INC.

(Unaudited)

Periods ended September 30, 2004 and 2003
(Amounts in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------


4.      LONG-TERM DEBT:

        In July 2004, the Company entered into a revolving decreasing term credit agreement in the amount of $10,500 in order to finance the newly-acquired premises (see note 3). The financing may be drawn in the form of either advances or discounted bankers' acceptances. Advances will bear interest at the bank's prime rate plus 0.25%, and the bankers' acceptances will bear interest at bankers' acceptances rate plus stamping fees of 1.25%. Since the Company has a contractual right, exercisable at its sole discretion, to continue to roll over the short-term obligations for a period extending for more than a year from the balance sheet date, the debt has been classified as long-term. Under the terms of the agreements, the maximum authorized credit is reduced by $175 per quarter. The loan is guaranteed by a first ranking hypothec on the universality of the Company's movable and immovable property. The agreement is for a term of five years and expires on June 30, 2009.

        As of September 30, 2004, the credit was drawn in the form of discounted bankers acceptances bearing interest at 2.43%, plus stamping fees. Principal repayments for the next five years are as follows:


        2005                                                            $    669
        2006                                                                 700
        2007                                                                 700
        2008                                                                 700
        2009                                                               7,525
                                                                        --------
                                                                        $ 10,294
                                                                        ========


        Interest on long-term debt including stamping fees amounted to $76 for the three and nine-month periods ended September 30, 2004 (nil in 2003).

5.      SHARE CAPITAL:

        (a)    Issued and outstanding:

               The issued and outstanding share capital consists of:

                                                                   September 30,     December 31,
                                                                       2004              2003
                                                                   -------------     ------------

               30,281,975 common shares (December 31, 2003 -
                  29,775,127)                                       $ 175,518         $ 173,930
                                                                    =========         =========

NEUROCHEM INC.

(Unaudited)

Periods ended September 30, 2004 and 2003
(Amounts in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------


5.      SHARE CAPITAL (CONTINUED):

        (a)    Issued and outstanding (continued):

               Changes in the issued and outstanding common shares for the period ended December 31, 2003 and for the nine-month period ended September 30, 2004 were as follows:


                                                                                              Common shares
                                                                                     --------------------------------
                                                                                       Number                Dollars
                                                                                     ----------             ---------
               Balance, June 30, 2003                                                23,483,024             $  87,482
               Issued for cash for public offering (i)                                5,750,000                84,956
               Exercise of warrants                                                     106,785                   192
               Exercise of stock options                                                435,318                 1,300
                                                                                     ----------             ---------
               Balance, December 31, 2003                                            29,775,127               173,930

               Exercise of stock options:
                      For cash                                                          506,848                 1,286
                      Ascribed value from additional paid-in capital                         -                    302
                                                                                     ----------             ---------
               Balance, September 30, 2004                                           30,281,975             $ 175,518
                                                                                     ==========             =========

               (i) In September 2003, the Company completed a public offering for the issuance and sale of 5.75 million common shares at a price of $14.77 (US$10.87) per share. The total proceeds of the offering to the Company was $84,956. Total share issuance costs of $6,813 were charged to the deficit.

NEUROCHEM INC.

(Unaudited)

Periods ended September 30, 2004 and 2003
(Amounts in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------


5.      SHARE CAPITAL (CONTINUED):

        (b)    Share option plan:

               Changes in outstanding options granted under the Company's employee stock option plan for the period ended December 31, 2003 and the nine-month period ended September 30, 2004 were as follows:


                                                                                                                      Weighted
                                                                                                                       average
                                                                                                      Number        exercise price
                                                                                                   ---------        --------------


               Options outstanding, June 30, 2003                                                  2,291,844           $   4.48
               Granted                                                                               342,000              21.70
               Exercised                                                                            (335,318)              2.87
                                                                                                   ---------           --------

               Options outstanding, December 31, 2003                                              2,298,526               7.23

               Granted                                                                               712,000              26.04
               Exercised                                                                            (506,848)              2.54
               Cancelled or expired                                                                  (75,158)              8.93
                                                                                                   ---------           --------
               Options outstanding, September 30, 2004                                             2,428,520           $  13.68
                                                                                                   =========           ========


        (c)    Warrants:

               Outstanding warrants at September 30, 2004 are as follows:

               Warrants                                                           Exercise price                        Expiry
               --------                                                           --------------                        ------
               2,800,000                                                              $3.13                            July 2005
               1,200,000                                                              $7.81                        February 2006
               ---------
               4,000,000
               =========

        (d)    Diluted loss per share:

               At September 30, 2004, 818,500 options were not considered in the computation of the diluted weighted average number of shares outstanding, since the exercise price of these options was higher than the average market price.

NEUROCHEM INC.

(Unaudited)

Periods ended September 30, 2004 and 2003
(Amounts in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------


6.      STOCK-BASED COMPENSATION:

        In the nine-month period ended September 30, 2004, the Company recorded total stock-based compensation of $3,329 related to stock options granted to employees after July 1, 2002 in accordance with the change in accounting policy detailed in note 2, of which $666 relates to the three-month period ended September 30, 2004.

        If the fair value-based accounting method had been used to account for and measure stock-based compensation costs relating to options granted to employees after July 1, 2002 but prior to January 1, 2004, date at which the fair value method was applied to all stock-based compensation, the net loss and related loss per share figures would be as follows:


                                                                                            Periods ended September 30, 2003
                                                                                            --------------------------------
                                                                                            (3 months)            (9 months)
        Reported net loss                                                                   $ (6,787)             $ (15,866)
        Pro forma adjustments to compensation expense                                           (348)                  (985)
                                                                                            --------              ---------
        Pro forma net loss                                                                  $ (7,135)             $ (16,851)
                                                                                            ========              =========
        Pro forma loss per share:
               Basic                                                                        $  (0.30)             $   (0.72)
               Diluted                                                                         (0.30)                 (0.72)
                                                                                            ========              =========


        The fair value of the options granted were determined using the following method and assumptions.

        The fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model. The weighted average assumptions for the nine-month periods ended September 30, 2004 and 2003 were as follows:


                                                                                                2004                 2003
                                                                                               ------               ------
        Risk free interest rate                                                                 3.78%                4.59%
        Expected volatility                                                                       42%                  61%
        Expected life in years                                                                     7                    7
        Expected dividend yield                                                                  nil                  nil

NEUROCHEM INC.

(Unaudited)

Periods ended September 30, 2004 and 2003
(Amounts in thousands of Canadian dollars, except per share data)




6.      STOCK-BASED COMPENSATION (CONTINUED):

        The following table summarizes the weighted average grant-date fair value per share for options granted during the nine-month periods ended September 30, 2004 and 2003:


                                                                                                                     Weighted
                                                                                                                      average
                                                                                             Number of              grant-date
                                                                                              options               fair value
                                                                                             ---------              ----------
        Nine-month periods ended:
             September 30, 2004                                                               712,000                $ 12.81
             September 30, 2003                                                               526,000                $  5.33


7.      SPECIAL CHARGES:

        Special charges consist of:



        Provision for lease exit obligations                                                                         $   896
        Write-off of leasehold improvements and other
           property and equipment                                                                                      1,189
                                                                                                                     -------
                                                                                                                     $ 2,085
                                                                                                                     =======


        The Company had previously entered into lease obligation contracts for space located in the City of Montreal, through February 28, 2011. As a result of the Company's move to new premises during the second quarter ended June 30, 2004 referred to in note 3, a liability of $896 was recognized in the second quarter for the future lease costs of the vacated premises, net of estimated sublease rentals that could reasonably be obtained for the properties. In addition, the Company wrote off $965 of related leasehold improvements, $211 of furniture and fixtures and $13 of lab equipment.

        As at September 30, 2004, the remaining liability related to future lease payments was $783, of which $568 is included in long-term accrued liabilities and $215 is included in accrued liabilities.

NEUROCHEM INC.

(Unaudited)

Periods ended September 30, 2004 and 2003
(Amounts in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------

8.      RELATED PARTY TRANSACTIONS:

        In the three and nine-month periods ended September 30, 2004, the Company incurred fees of $240 and $720, respectively (2003 - $240 and $560) under the terms of a management services agreement entered into in March 2003 with Picchio International Inc., ("Picchio") a company related to a shareholder, director and officer. These fees are included in "general and administrative expenses" on the consolidated statement of operations. In addition, the Company purchased property and equipment in the amount of $500 from a company in which Picchio also has a share ownership interest. As at September 30, 2004, the Company had an amount due to these companies of $458.

        These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties.

9.      LITIGATION:

        The Company executed an agreement (the "CTA") with Immtech International, Inc. ("Immtech") of Vernon Hills, Illinois in 2002 pursuant to which Immtech provided the Company with certain compounds for testing and granted the Company an option to license such compounds. On August 12, 2003, Immtech filed certain legal proceedings with the federal district court for the Southern District of New York, U.S.A., with respect to the CTA. The Company is seeking to enforce its rights under the CTA to have the dispute between the parties resolved by arbitration in accordance with the terms of the CTA.

        The Company continues to vigorously defend against the claims brought by the plaintiffs. The proceedings are at the early stages and the outcome of this matter, or the likelihood and the amount of loss, if any, is not determinable. No provision for possible loss has been recorded by the Company in connection with this matter.

10.     SUPPLEMENTAL CASH FLOW DISCLOSURE:


                                                                                 Three months ended        Nine months ended
                                                                                    September 30,            September 30,
                                                                                 ------------------        -----------------
                                                                                 2004          2003        2004         2003
                                                                                ------        ------      ------       ------

        Interest and stamping
           fees paid                                                            $ 104          $ 22        $132         $ 58
                                                                                =====          ====        ====         ====


        Acquisition of property and equipment and intangibles included in accounts payable and accrued liabilities amounted to $926 as at September 30, 2004 ($407 - December 31, 2003).

                        CERTIFICATION OF INTERIM FILINGS
                            DURING TRANSITION PERIOD

I, Dr. Francesco Bellini, Chairman of the Board and Chief Executive Officer of Neurochem Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Neurochem Inc. for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.



Date:   November 4, 2004



(signed) Dr. Francesco Bellini

__________________________________
Dr. Francesco Bellini
Chairman of the Board
and Chief Executive Officer

                        CERTIFICATION OF INTERIM FILINGS
                            DURING TRANSITION PERIOD

I, Claude Michaud, Senior Vice President, Finance and Chief Financial Officer of Neurochem Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Neurochem Inc. for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.



Date:   November 4, 2004



(signed) Claude Michaud

_________________________________
Claude Michaud
Senior Vice President, Finance
and Chief Financial Officer